UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

Convening of Extraordinary General Meeting

On November 26, 2025 the Company announced that an Extraordinary General Meeting (“EGM”) of shareholders is to be held on Tuesday, December 9, 2025 at the registered office of the Company at 2:00 p.m. (Luxembourg time). The record date for the determination of shareholders entitled to vote at the meeting is November 14, 2025.

The agenda for the EGM includes as a single item the decision to appoint with immediate effect Gaëtan Dumont to the Board of Directors.

Mr. Dumont is the founder and has served since 2017 as Managing Director of The Square Finance S.à r.l., a Luxembourg-based advisory firm specializing in corporate finance, treasury services, compliance, risk management, and corporate governance. With over 19 years of experience as a board member and executive, Mr. Dumont has held leadership roles across diverse industries including private equity, real estate, technology, healthcare, and financial services. Previously, Mr. Dumont served as Managing Director and board member of UCB Group Treasury Centre, overseeing global treasury operations, and held senior positions at RTL Group, Groupe-Expert, Deutsche Bank, and Euroclear. Mr. Dumont is a Certified Financial Risk Manager (GARP), recognized as Luxembourg’s Treasury Manager of the Year (2016), and is a member of professional associations such as ILA, LPEA, and ATEL. Mr. Dumont holds a degree in Business Engineering from H.E.C. – Liège University and advanced certifications in risk management and financial markets.

A copy of the convening notice to the Extraordinary General Meeting is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Convening notice to the Extraordinary General Meeting to be held on December 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: November 26, 2025	/s/ Aviv Sher
Aviv Sher
Chief Executive Officer